U.S. Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

ASA (NYSE:ASA) shareholders invested in a gold mining fund. Saba wants to liquidate ASA's portfolio and repurpose ASA into a Saba-managed vehicle that would generate management and profit- sharing fees for Saba. Now Saba's nominees control the Board, Merk Investments LLC ("Merk") is no longer ASA's investment adviser, and shareholders have not been offered an exit at Net Asset Value (NAV) or informed about the Board's plan for ASA. In my assessment, the process that led here was not appropriate and warrants SEC scrutiny. If Saba wants to change ASA's mandate, liquidate the portfolio, or turn the Fund into a Saba-managed fee vehicle, shareholders should first be offered the opportunity to get out of the Fund at NAV. Update on Saba's hostile takeover On June 30, 2026, Merk concluded its management of ASA after the Saba-controlled Board terminated Merk's advisory agreement. ASA is now being managed by Board members with no precious metals mining expertise; a Saba partner heads the Board's investment committee while Saba hedges its exposure to ASA — I believe this is a serious conflict of interest. Saba has proposed in regulatory filings to liquidate ASA's portfolio and repurpose the Fund into a Saba-managed vehicle in order to collect ASA's management fees and benefit from new profit- sharing fees. Shareholders should be offered an exit at NAV now. ASA is no longer managed by Merk. It is overseen by an investment committee with no precious metals mining expertise, but plenty of experience talking about "capturing discounts." Shareholders deserve the ability to fully exit before being forced Unlock Gold Mining Value in ASA Saba Campaigned on ASA's Discount — But Hasn't Delivered HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES Invest with Merk*

to pay to transition a fund that may no longer serve their investment needs. And as Saba campaigned and collected votes based on allowing shareholders to capture ASA's discount, then let shareholders capture it. The order matters. If the Board liquidates the portfolio or follows through with Saba's proposed restructuring before conducting a tender offer, shareholders will bear any costs, tax risks, and market risks of that restructuring before being offered a way to exit which is not equitable. Only those shareholders who seek to be invested in a new fund managed by Saba with a different strategy and new cost structure should be forced to bear the costs and risks of the related restructuring. Best in-class performance During Merk's tenure, ASA beat its benchmark and peers, and independent analysis by Broadridge confirmed the returns were achieved with strong risk control. ASA's precious metals strategy delivered for shareholders under Merk. Cumulative return of ASA from April 2019 through June 2026: ASA's discount

ASA is a closed-end fund, which, among other things, means that there is no mechanism like in an ETF to have the share price track NAV. Most closed-end funds trade at a discount to NAV most of the time. ASA is no exception, and for good reason: ASA is a liquid (exchange traded) wrapper to somewhat illiquid securities, warranting a discount. ASA's discount narrowed after Merk began managing ASA in 2019. During Merk's tenure, ASA delivered strong returns and helped restore investor confidence. This discount narrowing trend reversed sharply early this year after Saba disclosed plans to repurpose ASA away from its precious metals strategy. Below the NAV discount development since 2019. Source: Bloomberg Rather than narrowing the discount, Saba's campaign has increased uncertainty around ASA's future, including potential unnecessary tax consequences for shareholders. Since Merk's management ended on June 30, 2026, and ASA's investment committee assumed responsibility, the discount has been greater than 15% on most days, as of July 15, 2026. This increased discount means that ASA shareholders are not able to equitably sell their shares in the market to avoid being invested in the restructured ASA without losing value. In my assessment, acting in the best interests of all shareholders calls for the Board to pursue a tender offer before any restructuring. ASA Discount. Source: Bloomberg

Why a tender offer makes sense now When a closed-end fund repurchases shares at or near NAV, investors are able to redeem their shares and also "capture the discount." I have no problem with investors wishing to capture the discount. When Merk managed ASA, I engaged with all investors—large and small, long-term holders and discount investors alike—because they were all owners of ASA. I did not think a tender offer was prudent when ASA was below $300 million in assets. A tender offer could have shrunk the Fund too much, spreading fixed costs across too small an investor base. But ASA is no longer a sub-$300 million fund. Under Merk's leadership, ASA's assets grew substantially, to over $1.1 billion as of June 30, 2026, net of expenses, dividends, and share repurchases. But size is not the only thing that changed. Saba's nominees now control the Board, Merk is no longer the adviser, and Saba has proposed to liquidate ASA's portfolio and repurpose the Fund into a Saba- managed vehicle with a different investment strategy. Any such restructuring would require a time- consuming process. Shareholders should not be forced to sit through that process before being offered an exit at NAV. Investors who bought ASA for precious metals mining exposure should not be held hostage while Saba tries to build the Fund into something the investors never chose. Saba's discount campaign implied an exit

In many of its closed-end fund campaigns, Saba attracts "coattail riders"—investors who buy shares of a fund because they expect Saba's efforts to result in a tender offer at or near NAV. That is not irrational. If a fund trades at a discount, a tender offer can unlock value. The problem at ASA is that Saba appears to want the advisory economics for itself. In a typical discount campaign, the path is simple: activist pressure, followed by shareholder support, leads to a tender offer. In ASA's case, the path appears backwards: Saba has proposed to restructure first to give Saba management and profit-sharing economics, and only then—maybe—offer shareholders a partial exit. Saba's latest filing refers to a possible partial tender offer, but without clear timing. That matters. A partial tender offer after restructuring—bearing the related portfolio transformation costs and quite possibly with adverse tax consequences—is not the same as offering shareholders an exit at NAV before the Fund is fundamentally changed. If Saba and its nominees intend to change ASA fundamentally, shareholders should first be offered an exit at NAV. What should happen next? ASA's Board should pursue a tender offer before any restructuring. Not after. Before. Shareholders should not be held hostage while Saba seeks to repurpose the Fund, impose costs and unnecessary tax risk, or shift economics to itself—and only then offer a partial exit. If ASA is to be fundamentally changed from what shareholders purchased, shareholders deserve an exit at NAV first. That is what acting in the best interests of all shareholders calls for. Many shareholders in ASA have reached out to me thanking me for my leadership in holding ASA's Board accountable. I will continue to stand up for fellow ASA shareholders. But we must also be realistic: if Saba and its hand-picked Board are allowed to liquidate or repurpose ASA, the only closed-end precious metals mining fund of its kind will be lost. Merk will not abandon investors seeking precious metals mining exposure. If you want to explore a future Merk-managed mining strategy, register your potential interest at saveasa.com/register. (*) Register your potential interest in a future Merk-managed mining strategy, so you don't miss out: saveasa.com/register * The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy. As of this writing, ASA's Board has not announced how it will proceed. On June 30, 2026, Merk concluded its management of ASA after the Saba- controlled Board terminated Merk's advisory agreement. Certain Fund directors, including a Saba partner, have assumed responsibility for ASA's management.

Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He serves as President and Chief Investment Officer of Merk Investments LLC, which served as the Fund's investment adviser until June 30, 2026. He also resigned as Chief Operating Officer of ASA in June 2026. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. ("ASA" or the "Fund"). concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. ASA is a non-diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller-sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed-end funds like ASA frequently trade at a discount to net asset value. This website may include forward-looking statements that reflect the current expectations, estimates, beliefs, assumptions, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward-looking statements can often be identified by words such as "believe," "expect," "intend," "may," "will," "should," or similar expressions including the negatives thereof, other variations or comparable terms. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Certain links may direct users to third-party websites or filings with the U.S. Securities and Exchange Commission ("SEC"). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third-party sources, and no obligation exists to provide updated information if it subsequently becomes incorrect in the future.

Unlock Gold Mining Value in ASA Saba Campaigned on ASA's Discount - But Hasn't Delivered ASA (NYSE:ASA) shareholders invested in a gold mining fund. Saba wants to liquidate ASA's portfolio and repurpose ASA into a Saba-managed vehicle that would generate management and profit-sharing fees for Saba. For an update on Saba's hostile takeover and how to unlock value in ASA, read Unlock Gold Mining Value in ASA. From the analysis: In my assessment, acting in the best interests of all shareholders calls for the Board to pursue a tender offer before any restructuring. Please provide us with feedback. Best wishes, Axel Merk Register your potential interest in a future Merk-managed mining strategy, so you don't miss out: saveasa.com/register The online registration is to indicate potential interest only. More information about a potential Merk-managed mining strategy will be provided at a later date. The past performance of ASA does not guarantee the future results of another Merk-managed strategy. As of this writing, ASA's Board has not announced how it will proceed. On June 30, 2026, Merk concluded its management of ASA after the Saba-controlled Board terminated Merk's advisory agreement. Certain Fund directors, including a Saba partner, have assumed responsibility for ASA's management. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He serves as President and Chief Investment Officer of Merk Investments LLC, which served as the Fund's investment adviser until June 30, 2026. He also resigned as Chief Operating Officer of ASA in June 2026.

Nothing in this email constitutes an offer to sell, or a solicitation of an offer to buy, any securities. The information presented in this email reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. ("ASA" or the "Fund"). concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. ASA is a non-diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller-sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed-end funds like ASA frequently trade at a discount to net asset value. This email may include forward-looking statements that reflect the current expectations, estimates, beliefs, assumptions, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward-looking statements can often be identified by words such as "believe," "expect," "intend," "may," "will," "should," or similar expressions including the negatives thereof, other variations or comparable terms. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Certain links may direct users to third-party websites or filings with the U.S. Securities and Exchange Commission ("SEC"). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third-party sources, and no obligation exists to provide updated information if it subsequently becomes incorrect in the future.     Merk Investments LLC, 555 Bryant St #455, Palo Alto, CA 94301